EXHIBIT 99.1

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.


                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE THREE MONTHS ENDED

                             MARCH 31, 1996 AND 1995


                            EXHIBIT 99.1 (Continued)

                       PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

a)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)
                                 (in thousands)


                                                     March 31,    December 31,
                                                       1996           1995
 Assets
      Cash and cash equivalents                     $   2,099     $   2,132
      Prepaid expenses and other assets                 3,359         3,773
      Investments in limited partnerships                 386           460
      Investment properties:
        Land                                           10,977        10,977
        Building and related personal equipment        87,060        85,853
                                                       98,037        96,830
            Less accumulated depreciation             (54,632)      (53,493)
                                                       43,405        43,337

                                                    $  49,249     $  49,702

 Liabilities and Partners' Deficit
      Accounts payable and accrued expenses         $   2,844     $   2,608
      Mortgage notes and interest payable              24,188        24,351
      Master loan and interest payable                208,898       203,805
                                                      235,930       230,764
 Partners' Deficit
      General partner                                  (1,853)       (1,797)
      Limited partners                               (184,828)     (179,265)
                                                     (186,681)     (181,062)

                                                    $  49,249     $  49,702

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

b)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                        (in thousands, except unit data)



                                                                Three Months Ended
                                                                     March 31,
                                                                1996           1995
 Revenues:
   Rental income                                            $   4,199      $   4,158
   Other income                                                    20             24
        Total revenues                                          4,219          4,182

 Expenses:
   Operating                                                    2,730          2,491
   General and administrative                                     125            158
   Depreciation and amortization                                1,265          1,462
   Interest                                                     5,718          5,294
        Total expenses                                          9,838          9,405

        Net loss                                            $  (5,619)     $  (5,223)

 Net loss allocated to general partner (1%)                 $     (56)     $     (52)
 Net loss allocated to limited partners (99%)                  (5,563)        (5,171)

                                                            $  (5,619)     $  (5,223)

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)


c)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                  CONSOLIDATED STATEMENT OF PARTNERS' DEFICIT
                                  (Unaudited)
                                 (in thousands)

                                                 General     Limited
                                                 Partner     Partners        Total
 Partners' deficit at December 31, 1994          $(1,434)    $(143,358)   $(144,792)

 Net loss for the three months ended
   March 31, 1995                                    (52)       (5,171)      (5,223)

 Partners' deficit at March 31, 1995             $(1,486)    $(148,529)   $(150,015)

 Partners' deficit at December 31, 1995          $(1,797)    $(179,265)   $(181,062)

 Net loss for the three months ended
   March 31, 1996                                    (56)       (5,563)      (5,619)

 Partners' deficit at March 31, 1996             $(1,853)    $(184,828)   $(186,681)

           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

d)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                                 (in thousands)

                                                              Three Months Ended
                                                                   March 31,
                                                              1996            1995
 Cash flows from operating activities:
    Net loss                                                $(5,619)        $(5,223)
    Adjustments to reconcile net loss to net
     cash provided by operating activities:
       Depreciation and amortization                          1,269           1,480
       Change in accounts:
         Prepaid expenses and other assets                      370            (400)
         Accounts payable and accrued expenses                  237             221
         Interest on master loan                              5,166           4,700
         Interest payable                                       (48)             20
           Net cash provided by operating activities          1,375             798

 Cash flows from investing activities:
    Property improvements and replacements                   (1,208)           (191)
    Proceeds from sale of investments                            --             389
    Purchase of investments                                      --            (398)

           Net cash used in investing activities             (1,208)           (200)

 Cash flow used in financing activities:
    Principal payments on notes payable                        (115)           (103)
    Principal payments on Master Loan                           (74)             --
    Loan costs paid                                             (11)             --

           Net cash used in financing activities               (200)           (103)

 Net (decrease) increase in cash and cash equivalents           (33)            495

 Cash and cash equivalents at beginning of period             2,132           1,936

 Cash and cash equivalents at end of period                 $ 2,099         $ 2,431

 Supplemental disclosure of cash flow information:
    Cash paid for interest                                  $   597         $   556

           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

e)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


Note A - Basis of Presentation

   The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the General Partner, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1996, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1996.

   Certain reclassifications have been made to the 1995 information to conform to the 1996 presentation.

Consolidation

   In 1985, Equity Partners/Two ("EP/2"), a California general partnership, together with Anderson CC 2, a Georgia limited partnership, entered into a general partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership is split 90%/10% between Consolidated Capital Equity Partners/Two, L.P. ("CCEP/2"), as successor to EP/2, and Anderson CC 2, respectively. CCEP/2's investment in CC Office Associates is consolidated in CCEP/2's financial statements. No minority interest liability has been reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which is secured by a deed of trust held by Consolidated Capital Institutional Properties/2 ("CCIP/2") on Cosmopolitan Center, exceeds the value of the property. As a result, CC Office Associates has a net capital deficit and no minority liability exists with respect to CCEP/2.

Note B   Related Party Transactions

   CCEP/2 has no employees and is dependent on the General Partner and its affiliates for management and administration of all partnership activities. CCEP/2 paid property management fees based upon collected gross rental revenues for property management services in each of the three month periods ended March 31, 1996 and 1995. Fees paid to affiliates of Insignia during the three month periods ended March 31, 1996 and 1995, are included in operating expenses on the consolidated statement of operations and are reflected in the following table. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP/2's activities. These reimbursements are included in general and administrative expense on the consolidated statement of operations. The General Partner, and its current affiliates, received reimbursements for the three months ended March 31, 1996 and 1995, as reflected in the following table.

   Also, CCEP/2 is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for CCEP/2's properties. Advisory fees paid pursuant to this agreement are included in general and administrative expenses on the consolidated statement of operations and are reflected in the following table:

                                                 For the Three Months Ended
                                                          March 31,
                                                   1996               1995
                                                        (in thousands)

    Property management fees                     $  193               $185
    Investment advisory fees                         39                 46
    Lease commissions                                30                 --
    Reimbursement for services of affiliates         79                 98


   In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP/2 pursuant to the Master Loan Agreement, which is described more fully in the 1995 Annual Report. No interest payments were made during the three month periods ended March 31, 1996 and 1995. (See further discussion in "Note C"). No advances were made under the Master Loan Agreement during the three months ended March 31, 1996. Principal payments of approximately $74,000 were made on the Master Loan during the three months ended March 31, 1996.

   On July 1, 1995, CCEP/2 began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of CCEP/2's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

Note C - Master Loan and Accrued Interest Payable

   The Master Loan principal and accrued interest payable balances at March 31, 1996, and December 31, 1995, are approximately $208.9 million and approximately $203.8 million, respectively. Subsequent to March 31, 1996, CCIP/2 made an additional advance under the Master Loan to CCEP/2 in the amount of $1.0 million to fund planned improvements at CCEP/2's investment properties.

Terms of Master Loan Agreement

   Under the terms of the Master Loan Agreement, interest accrues at 10% per annum. Interest payments are currently payable quarterly in an amount equal to "Excess Cash Flow," generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service and capital expenditures.
If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan. Any net proceeds from sale or refinancing of any of CCEP/2's properties are paid to CCIP/2 under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.